Division of Corporation Finance	Via Edgar and Email
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 4, 2023

Re:	Concreit Series LLC
Offering Statement on Form 1-AA
Filed August 22, 2023
File No. 024-12321

Dear Mr. Park:

In response to your letter dated September 27 , 2023 regarding Offering Statement on Form 1-AA of CONCREIT SERIES LLC, (the “Company”) file number 024-12321, we hereby submit the following response. Each line item below corresponds to the comment number in your letter followed by our response:

1.  Comment:

We note your response to comment 1 and reissue in part. Please revise your disclosure on the prospectus cover page and elsewhere that the "offer and sale of Membership Interests for each Series shall be made pursuant to a supplement to this Offering Circular, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property (the “Series Supplement”)." Disclose that you will file an offering statement or post qualification amendment, as applicable, to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, including financial information.

Response:

In response to the Staff’s Comment 1, the Company has updated the prospectus cover page to include that the "offer and sale of Membership Interests for each Series shall be made pursuant to a Series Supplement, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property." In addition, the Company has added the following disclosure “the Company will file an offering statement or post qualification amendment, as applicable, to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, including financial information.”

Re: Response Letter

October 3, 2023

2.  Comment:

We note your response to comment 1 and your disclosure that the acquisition of the property at 7260 Scotlyn Way White House, TN was finalized by Concreit on April 24, 2023 and that it was exclusively funded by cash contributions from the Manager. Please tell us how you determined audited financial statements of the Series and historical audited financial statements of the underlying property were not required in the filing. Include within your response and revise your disclosure to explain whether the property was purchased by the Manager or its affiliate to be sold to the Series at a later date or purchased directly by the Series. Further, we note the company’s disclosure in the filing that states that the property is new construction with no rental history. If the property was purchased by the Manager, tell us, and disclose if the Manager is currently renting out the property.

Response:

The historical audited financial statements for the Series did not include the underlying property 7260 Scotlyn Way White House, TN because the Manager exclusively purchased the property and is therefore wholly-owned by the Manager. Once the Company has sufficient funds, the Property will be sold to the Series at such later date. It is at that point that the audited financials of the Series and the historical financial statements of the Property will be included in the subsequent filings. In addition, the disclosure has been updated to reflect that the Property was purchased directly by the Manager and is currently being rented.

Very truly yours, GERACI LAW FIRM /s/ Saher Hamideh Saher Hamideh s.hamideh@geracillp.com (949) 379-2600

Enclosures